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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

MERCHANTS GROUP, INC
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
588539-10-6
(CUSIP Number)
Bryant H. Prentice, III
Merchants Mutual Insurance Company
250 Main Street, Buffalo, New York 14202
(716) 849-3380
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 21, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	588539-10-6	Page	2	of	3 Pages

1	NAMES OF REPORTING PERSONS: MERCHANTS MUTUAL INSURANCE COMPANY

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	(16-0550140)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		255,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		255,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	255,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	588539-10-6	Page	3	of	3 Pages
     This Amendment No. 5 amends certain information contained in the Schedule 13D filed by Merchants Mutual Insurance Company (“Mutual”) with respect to its ownership interest in Merchants Group, Inc. (the “Issuer”) dated March 31, 1998, as amended by Amendment No. 1 dated June 16, 1998, Amendment No. 2 dated August 17, 1998, Amendment No. 3 dated March 20, 2006, and Amendment No. 4 dated April 4, 2006 (collectively, the “Schedule 13D”).
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 is hereby amended as follows:
     The date through which Mutual agreed to extend its offer to negotiate with the Issuer (i.e. April 21, 2006) has passed; however, discussions between representatives of Mutual and the Issuer continue.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 21, 2006

MERCHANTS MUTUAL INSURANCE COMPANY
By:	/s/ Bryant H. Prentice, III

Bryant H. Prentice, III Chairman of the Board of Directors